UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2004

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: Marcos Grodetsky Title: Investor Relations Officer

TNL Announces Debt Tender Offer

Rio de Janeiro, October 11, 2005 – Tele Norte Leste Participações S.A. ("TNL") informs that it has commenced a cash tender offer for up to U.S.$150,000,000 of its U.S.$300,000,000 8.00% notes due December 18, 2013 (the "Notes").

Rationale for the transaction:

TNL is taking advantage of its strong cash flow generation, solid balance sheet and financial position to repurchase up to U.S.$150,000,000 of its outstanding Notes.

With this transaction, TNL is seeking to decrease its average cost of funding and once again demonstrate to the market that it is capable of efficiently managing its assets and liabilities.

Information pertaining to the repurchase:

TNL has commenced a cash tender offer for up to U.S.$150,000,000 outstanding aggregate principal amount of TNL's U.S.$300,000,000 8.00% Notes due 2013 (CUSIP Nos.: 879246AB2, 879246AA4 and P90369AA0; ISIN Nos. US879246AB24, US879246AA41 and USP90369AA07; Common Code Nos. 020292709 and 018258609). The offer is made upon the terms, and subject to the conditions, set forth in the Offer to Purchase, dated October 11, 2005 (the "Offer to Purchase").

The purchase price for each U.S.$1,000 principal amount of Notes validly tendered and not properly withdrawn pursuant to the offer shall be the price (calculated as described in the Offer to Purchase) equal to (i) the present value on the settlement date of U.S.$1,040 (the amount payable on December 18, 2008, which is the next call date for the Notes (the "Next Call Date")) and the present value of the interest that would be payable on, or accrue from, the last interest payment date until the Next Call Date, in each case determined on the basis of a yield to the Next Call Date equal to the sum of (x) the bid-side yield (as quoted on Bloomberg Page PX5 at 2:00 p.m., New York City time, on the price determination date) on the 3? % U.S. Treasury note due December 15, 2008, plus (y) 190 basis points (such price being rounded to the nearest cent), minus accrued and unpaid interest from the last interest payment date to, but not including, the settlement date, minus (ii) U.S.$20 per U.S.$1,000 principal amount of Notes (the "Early Tender Premium"). Each noteholder who validly tenders and does not properly withdraw its Notes prior to 5:00 p.m., New York City time, on Wednesday, October 26, 2005, will receive the Early Tender Premium. In addition, registered holders of the Notes who validly tender and do not properly withdraw their Notes in the offer will also receive accrued and unpaid interest from the last interest payment date to, but not including, the settlement date. The price determination date is expected to be Monday, November 7, 2005.

The offer is scheduled to expire at 5:00 p.m., New York City time, on Wednesday, November 9, 2005, unless extended or earlier terminated (such date and time, as the same may be extended or earlier terminated, the "Expiration Date"). Settlement of the offer is expected to occur on the second business day following the Expiration Date.

TNL has retained Citigroup Corporate and Investment Banking to act as Dealer Manager for the offer and Global Bondholder Services Corporation to act as the depositary and information agent for the offer.

Requests for documents may be directed to Global Bondholder Services Corporation by telephone at +1 (866) 470-4200 (in the United States ) or +1 (212) 430-3774 or in writing at Global Bondholder Services Corporation 65 Broadway – Suite 704 , New York , New York 10006 , Attn. Corporate Actions. These documents contain important information, and holders should read them carefully before making any investment decision. Questions regarding the offer may be directed to Citigroup Corporate and Investment Banking at +1 (800) 558-3745 (in the United States) or +1 (212) 723-6108 (outside the United States, call collect) or in writing at Citigroup Corporate and Investment Banking, Liability Management Group, 390 Greenwich Street, 4th Floor, New York, New York 10013.